# CE Capital Advisors, Inc.

**Supplementary Information**
**Pursuant to Rule 17(a)-5 of the**
**Securities and Exchange Act of 1934**

**December 31, 2015**


The accompanying schedule is prepared in accordance with the requirements and general format of Focus Form X-17 A-5.

# CE Capital Advisors, Inc.
## Schedule I
### Computation of Net Capital Under
### Rule 15c3-1 of the Securities and
### Exchange Commission Act of 1934

**December 31, 2015**

| | |
|---|---:|
| Net Capital: | |
| Total stockholder equity qualified for net capital | $ 156,940 |
| | |
| Deduction for non-allowable assets: | |
| CRD deposit | (1,297) |
| Deferred tax asset | (13,600) |
| Prepaid expenses and other current assets | (14,383) |
| Total non-allowable assets | (29,280) |
| | |
| Net capital before haircuts | 127,660 |
| | |
| Less: Haircuts | - |
| | |
| Net capital | 127,660 |
| | |
| Minimum capital requirement | 5,000 |
| | |
| Excess net capital | $ 122,660 |
| | |
| Aggregate indebtedness: | |
| Liabilities | $ 5,518 |
| | |
| Ratio of aggregate indebtedness to net capital | .0432 to 1 |

No material differences exist between audited computation of net capital and unaudited computation of net capital.